As filed with the Securities and Exchange Commission on January 29, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK CITY REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

649439114

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
New York City REIT, Inc.
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602
(312) 962-3567

CALCULATION OF FILING FEE
Transaction Valuation:	Amount of Filing Fee:
$455,000 (a)	$49.64 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of Class B common stock, $0.01 par value per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, equals $109.10 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 49.64	Filing Party:	New York City REIT, Inc.
Form or Registration No.:	005-90261	Date Filed:	December 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed by New York City REIT, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 28, 2020 as amended and supplemented by Amendment No. 1 thereto filed with the SEC on December 29, 2020, and by Amendment No. 2 thereto filed with the SEC on December 31, 2020 (as amended by Amendment No. 1 thereto, Amendment No. 2 thereto and this Amendment No. 3, the “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase up to 65,000 shares of the Company’s Class B common stock, par value $0.01 per share (the “Class B Shares”) at a purchase price equal to $7.00 per Class B Share, net to the seller in cash, less any applicable withholding taxes and without interest, subject to the Company’s ability to increase the number of Class B Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Class B Shares (resulting in a commensurate increase in the dollar volume by up to approximately $0.9 million) without amending or extending the offer in accordance with rules promulgated by the SEC. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2020 (as amended by Amendment No. 1 to the Schedule TO, Amendment No. 2 to the Schedule TO and this Amendment No. 3, the “Offer to Purchase”), and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 3 is to serve as a final amendment to the Schedule TO reporting the final results of the Offer. Only those items amended and supplemented are reported in this Amendment No. 3.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information thereto:

“The Offer, proration period and withdrawal rights expired at 11:59 p.m. Eastern Time, on January 27, 2021, and the Offer was not extended. The Company has been advised by the Depositary that a total of 26,236.10003 Class B Shares were validly tendered and not validly withdrawn. In accordance with the terms of the Offer, the Company has accepted for purchase all such Class B Shares at a purchase price equal to $7.00 per Class B Share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total cost to the Company of approximately $183,700, excluding fees and expenses relating to the Offer. Payment for the Class B Shares purchased pursuant to the Offer is expected to commence on February 1, 2021. The Class B Shares accepted for purchase in the Offer represent 0.4% of the issued and outstanding Class B Shares as of December 22, 2020.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021

New York City REIT, Inc.

	By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer, President, and Secretary